Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com


06019072

Lance Myers
212 513 3217
lance.myers@hklaw.com

December 5, 2006


RECEIVED
WASH, D.C.
213
SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-34968

PROCESSED

DEC 15 2006

THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since September 13, 2006, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule A, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither

make public, distribute or file with the OSE shall change from that listed on such Schedule A, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Item Number	Date	Document Description
1	11/7/06	Notification of insider sale of shares
2	10/27/06	Notification of insider sale of shares
3	10/25/06	Presentation of interim results for the third quarter 2006
4	10/25/06	Press Release reporting third quarter results
5	10/24/06	Oslo Bors announcement that matching halt ended
6	10/24/06	Press Release regarding entering into a long-term supply agreement with Suntech
7	10/24/06	Oslo Bors announcement of the imposition of a matching halt
8	10/20/06	Oslo Bors announcement that matching halt ended
9	10/20/06	Press Release announcing that preliminary key financials for third quarter 2006 were above market consensus
10	10/20/06	Oslo Bors announcement of the imposition of a matching halt
11	10/18/06	Press Release regarding entering into a long-term sales agreement with BP Solar
12	10/12/06	Press Release regarding release of third quarter results to be made on October 25, 2006
13	10/10/06	Oslo Bors invitation to REC's Capital Markets Day to be held on November 22, 2006
14	9/29/06	Oslo Bors announcement of purchase of REC shares by Orkla ASA
15	9/20/06	Oslo Bors announcement that matching halt ended
16	9/20/06	Press Release that REC decided to quadruple its solar cell production and double its solar module production within 2008

Item Number	Date	Document Description
17	9/20/06	Press Release that REC has decided to invest USD50 Million to further increase polysilicon production by close to 20% through de-bottlenecking at one of its plants
18	9/20/06	Oslo Bors announcement of the imposition of a matching halt
19	9/18/06	Notice of Conversion of Bonds (Summary in English)
20	9/15/06	Press Release regarding entering into long-term deal with Sumitomo for the supply of multicrystalline silicon wafers to Sharp

Item 1

07.11.06 08:21 Marked=OB REC **REC ASA - PRIMARY INSIDERS SALE OF SHARES** meldepliktig handel

---

On 6 November 2006, 8 primary insiders in Renewable Energy Corporation ASA sold 1,912,460 shares at a price of NOK 106.00.

Primary insider Erik Thorsen (President & CEO) sold 150,000 shares. After this transaction, Thorsen and related parties hold 350,200 shares in Renewable Energy Corporation ASA.

Primary insider John Andersen, Jr. (Executive Vice President - REC Wafer) sold 30,000 shares. After this transaction, Andersen and related parties hold 133,480 shares in Renewable Energy Corporation ASA.

Primary insider Thor Christian Tuv (Executive Vice President - REC Solar) through The Tuv AS sold 100,000 shares. After this transaction, Tuv and related parties hold 130,700 shares in Renewable Energy Corporation ASA.

Primary insider Reidar Langmo (Senior Vice President - Business Development) through Rebelijo AS sold 1,096,460 shares. After this transaction, Langmo and related parties hold 2,777,720 shares in Renewable Energy Corporation ASA.

Primary insider Erik Sauar (Senior Vice President & CTO) through Sauar Invest AS sold 220,000 shares. After this transaction, Sauar and related parties hold 730,560 shares in Renewable Energy Corporation ASA.

Primary insider Bjørn Brenna (Executive Vice President & CFO) through RBBR Invest AS sold 20,000 shares. After this transaction, Brenna and related parties hold 33,200 shares in Renewable Energy Corporation ASA.

Primary insider Jon André Løkke (Senior Vice President & Investor Relation Officer) through Ludens AS sold 76,000 shares. After this transaction, Løkke and related parties hold 114,140 shares in Renewable Energy Corporation ASA.

Primary insider Tore Schiøtz (Chairman) through Granhaug Industrier AS sold 220,000 shares. After this transaction, Schiøtz and related parties hold 500,000 shares in Renewable Energy Corporation.

Renewable Energy Corporation ASA, 6 November 2006

Item 2

OSLO BØRS NewsWeb

Ticker: REC | Ant meldinger: 25 | Fra: 01.01.:
Meldingstype: MELDEPLIKTIG HANDEL | Til: 15.11.:

27.10.06 07:38 Marked=OB REC **MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

On October 26 Tone Bjørseth-Andersen, close associate to John Andersen, Jr., primary insider in REC ASA, sold 345,880 shares at a price of NOK 106.44. Subsequent this transaction, John Andersen, Jr. and close associates hold 163,480 shares in REC ASA.

Item 3


Polysilicon
Presentation of interim results
3rd quarter 2006
REC

Disclaimer

3rd quarter presentation

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for the third quarter results presentation held on October 25, 2006. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.


REC

Agenda

3rd quarter presentation

- Financial Review
- Operational Review
  - REC Silicon
  - REC Wafer
  - REC Solar
- Outlook






REC


Renewable
Energy
Corporation
Financial Review
REC

REC Group

Financial highlights

- ➔ Revenues; +51 percent
  - NOK 1,139 million versus NOK 755 million in third quarter 2005
- ➔ EBITDA; +109 percent
  - NOK 522 million versus NOK 250 million in third quarter 2005
  - Margin increase of 13 percentage points to 46 percent
- ➔ EBIT; +128 percent
  - NOK 422 million versus NOK 185 million in third quarter 2005
  - Margin increase of 12 percentage points to 37 percent
- ➔ Cash flow from operating activities; +82 percent
  - NOK 293 million versus NOK 161 million in third quarter 2005


REC

REC Group
Financial highlights

3rd quarter presentation



Revenues (NOK million)
1 200
1 000
800
600
400
200
0
Q1
Q2
Q3
Q4
2005 367 474 755 857
2006 872 1003 1139
Growth: +137% +111% +51%



EBITDA (NOK million)
Margin: 46%
+13%p
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4
2005 85 131 250 364
2006 380 387 522
Growth: +345% +195% +109%



EBIT (NOK million)
Margin: 37%
-12%p
450
400
350
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4
2005 53 88 185 275
2006 298 303 422
Growth: +460% +244% +128%


REC

Main impacts on EBITDA improvements

3rd quarter presentation

- Main factors improving the EBITDA 3Q vs. 2Q'06
  - EBITDA improvements in all business segments
    - Maintenance shutdown in 2Q for REC Silicon
    - Capacity and productivity improvements (thinner wafers) in REC Wafer
    - Capacity increase and inventory reduction in REC Solar
  - Special items in 3Q of NOK 20 million related to reversal of an inventory provision
  - NOK 9 million positive effect of Purchase Price Allocation, effect also going forward
  - NOK 24 million reduction in expansion and ramp-up expenses
  - Higher internal profit elimination as internal sales increased



EBITDA -Variance
NOK Million
550
500
450
400
350
300
387
20
9
24
23
36
31
-8
522
EBITDA Q2
One-time item
PPA
Ramp-up and expansion
Silicon*
Wafer*
Solar*
Eliminations & others
EBITDA Q2

* Adjusted for effects of expansion, ramp-up costs and other in 2Q & 3Q


REC

Financial Review
REC Group - Condensed Income Statement

3rd quarter presentation

NOK Million	Q3 2006	Q3 2005	2005	Q2 2006
Revenues	**1 139**	**755**	**2 454**	**1 003**
EBITDA	**522**	**250**	**830**	**387**
EBITDA-margin (percent)	*46 %*	*33 %*	*34 %*	*39 %*
EBIT	**422**	**185**	**601**	**303**
EBIT-margin (percent)	*37 %*	*25 %*	*25 %*	*30 %*
Net financial items	90	-42	-78	-28
Profit before tax and effect of convertible loans	**512**	**143**	**523**	**274**
Fair value/foreign exchange effect of convertible loans	0	-348	-493	-5
Profit/loss before tax	**512**	**-205**	**30**	**270**
Basic earnings per share *	0.69	0.42	1.38	0.45

* Excluding fair value/foreign exchange effects and interest expense on convertible loans, net of tax (28%)


REC

Financial Review
Expansion, ramp-up costs and other

3rd quarter presentation

NOK in million	Q1 2006	Q2 2006	Change	Q3 2006	Q4 2006
REC Silicon	19	36	*-100%*	0	*0*
REC Wafer	8	18	*117%*	39	*~30* [1]
REC Solar	9	6	*-33%*	4	*0*
SUM	**36**	**60**	***-28%***	**43**	***~30***
Internal profit elimination	**30**	**0**		**4**	***~20*** [2]
TOTAL	**66**	**60**	***-28%***	**47**	***~50***

[1] During the early phase of the production ramp-up, revenues from the new plant will not entirely offset operating costs, consequently resulting in a projected negative effect of approximately NOK 30 million in the fourth quarter.
[2] In quarters with increasing levels in internal inventory resulting from ramp-up in REC Wafer and REC Solar, consolidated figures for REC will contain a higher level of internal profit elimination.


REC


Financial Review
REC Group - Balance Sheet
Assets
NOK Million
15 000
10 000
5 000
0
5105
4503
Q3 2005
Q3 2006
Non-current assets
Cash and cash equivalents
Current assets
Equity and Liabilities
15 000
10 000
5 000
0
10267
1075
1583
2404
3008
1314
Q3 2005
Q3 2006
Shareholders equity
Interest bearing liabilities
Non interest bearing liabilities
Equity ratio 74%

REC


Renewable Energy Corporation
Operational Review

REC Group
An integrated and focused solar company

3rd quarter presentation

Divisions	 REC Silicon	REC Wafer	REC Solar
Q3 2006 Production	1,462 MT polysilicon	68 MW Multicrystalline (MC) 8 MW Monocrystalline	10 MW MC cells 9 MW MC modules
Q3'06 vs. Q3'05	+8% (organic)	+22%	+113%

3rd quarter 2006:

	REC Silicon	REC Wafer	REC Solar
Revenues:	NOK 539 million	NOK 612 million	NOK 273 million
EBITDA:	NOK 295 million	NOK 192 million	NOK 65 million



REC Silicon
Key figures

3rd quarter presentation


Revenues (NOKm)
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2005	69	100	346	503
2006	521	525	539	
Growth:	+657%	+425%	+56%	


EBITDA (NOKm)
Margin: 55%
+16%p
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
2005	20	20	135	238
2006	242	207	295	
Growth:	+1,134%	+917%	+119%	



REC Silicon

Highlights



REC
REC
REC

- → Continued revenue growth
  - Organic revenue growth of approximately 30 percent Y/Y
- → Higher production
  - Production of polysilicon was 11 percent above the second quarter
  - Drawdown on inventory in the second quarter
  - Organic production increase of close to 8 percent compared with 3Q'05
  - 33 percent of production were sold to REC Wafer at market prices in the third quarter
- → Improved EBITDA
  - Increase in production
  - Positive non-recurring items of NOK 29 million
  - Expansion costs reduced compared with both Y/Y and Q/Q

REC


REC Silicon

Productivity improvements in existing plants initiated





- → Expansion of existing Butte, Montana plant
  - Investment of USD 50 million
  - Additional 2,000 MT of silane gas, assuming
    - 1/3 of silane to be sold as gas
    - 2/3 of silane gas converted into 1,000 MT of polysilicon
  - Significantly reduces cost
    - ~50% lower electricity consumption in gas conversion
    - Close to 20% reduction on total cost
- → Other expansion projects
  - Running according to plan


REC



REC Wafer
Key figures



Revenues (NOKm)
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4
2005
298
382
455
462
2006
502
552
612
Growth:
+68%
+45%
+35%



EBITDA (NOKm)
Margin: 31%
+4%p
200
150
100
50
0
Q1
Q2
Q3
Q4
2005
65
97
124
131
2006
168
170
192
Growth:
+158%
+76%
+55%



REC

REC Wafer

Highlights

- Continued year-on-year growth
  - Organic revenue growth of 35 percent reflecting productivity improvements and increased prices
  - Organic production growth of 23 percent
- Further operational improvement
  - Underlying unit costs continued to decline and was reduced by up to 5% compared with 2Q'06
  - Transition to 200 µm wafers at Herøya completed, resulting in increased production yield
- Expansion at Glomfjord underway
  - Will increase production by 100 MW
- Major long term contracts signed







REC

REC Wafer

New Herøya plant in production

➔ Herøya II highlights:

- Largest wafer plant in the world
- Adds capacity of ~200 MW, revenue potential of ~NOK 2.4 billion*
- Production in the third quarter from the new plant was 1 MW
- A negative impact of ~ NOK 30 million is expected in Q4
- Expected to reach break-even during the 1Q'07



Ramp-up profile of new 200 MW wafer plant at Heroya:
Production (MW)
Expansion & Ramp-up costs (NOKm)
4Q'05
1Q'06
2Q'06
3Q'06
4Q'06
1Q'07
2Q'07
3Q'07
4Q'07
Quarterly production
Expansion costs

* Prices according to Solar Annual 2006

REC

REC Wafer

Glomfjord Expansion on plan

➔ New line at Glomfjord:

- Adds capacity of ~40 + 60 MW, representing annual revenue potential of ~NOK 1.2 billion*
- Installation of additional equipment until 1Q'08
- Full-year effect in 2009 (including changes in product mix).
- Enable further productivity improvements
  - Scale benefits
  - Yield improvements



Ramp-up profile of 100 MW extension at Glomfjord:
Production (MW)
2006
2007
2008
2009

* Prices according to Solar Annual 2006



REC Wafer

Important long-term, take-or-pay contracts secured



3rd quarter presentation

- Motech Industries of Taiwan:
  - A five-year supply contract
  - NOK 2 billion over the next 5 year
- Sharp of Japan:
  - A six-year supply contract
  - NOK 3.1 billion over the next 6 years
- BP Solar:
  - A six-year supply contract
  - NOK 2.7 billion over the next 6 years
- Suntech of China:
  - A five-year supply contract
  - NOK 1.2 billion over the next 5 year
- Represent approx. 35% of total sales volume over the contract period
  - based on announced capacity expansions



REC



REC Solar

Key figures



3rd quarter presentation



Revenues (NOKm)
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4
2005 91 99 106 108
2006 120 180 273
Growth: +32% +83% +158%



EBITDA (NOKm)
EBITDA margin: 24% +5%p
70
60
50
40
30
20
10
0
Q1
Q2
Q3
Q4
2005 17 23 20 25
2006 17 32 65
Growth: -2% +41% +225%



REC

REC Solar
Highlights



- Record quarter
  - Revenues increased more than production due to inventory reductions
- Full capacity reached during 3Q
  - Equipment installations were completed in June
  - Full capacity in two out of three months
- EBITDA margin further improved
  - Improved operational efficiency and economies of scale, combined with reduced inventories



REC



REC Solar
180 MW cell expansion initiated



- Expanding cell plant in Narvik, Norway to 225 MW
  - Investment of NOK ~700 million, includes step-up in technology
    - Implementation of new proprietary technology expected to increase cell efficiency by between 1 – 2 percentage points
  - Large scale plant ensures;
    - Scale economies
    - Momentum for further cost-per-watt improvements



Driving growth and value creation across solar value chain



REC Solar

55 MW Module expansion initiated

3rd quarter presentation

- Expand module plant in Glava, Sweden up to 100 MW
  - Investment of NOK ~100 million, includes step-up in technology
    - Implementation of new proprietary technology with potential to significantly reduce module cost
  - Long-term sustainable plant size
- Further engagement in module production may happen through outsourcing or own capacity expansions





REC Group

An exceptional platform for growth in PV value chain (Q3 2006)

3rd quarter presentation



Cells
6,000 MT
(~610 MW)
Growth potential
~200 MW
~280 MW
180 MW
55 MW
45 MW
45 MW
Growth potential
REC is well positioned for and commited to further growth




Renewable
Energy
Corporation
Outlook

REC Group

Market development in Q3 2006



➔ New governmental solar initiatives,

- France: new feed-in tariffs for solar energy were increased
  - From EUR 0.15/kWh to EUR 0.55/kWh for building-integrated PV and EUR 0.30/kWh for other grid-connected PV systems
- Greece: feed-in tariffs were guaranteed at EUR 0.40-0.50/kWh for 20 years
- The U.S.: a number of positive developments
  - In August California approved the 'Million Solar Roofs' bill
    - Accompanies the USD 3.2 billion rebate fund in California
  - Department of Energy announced a USD 170 million three-year program for cost-shared, public-private partnerships to advance solar energy technology.
  - Solar power incentive programs have also progressed in Hawaii, Florida, Colorado, Arizona, Vermont and Texas



REC Group

3rd quarter presentation

Current feed-in tariffs in Europe

Country (year)	€/kWh	Cap in MW
Germany (2003)[2]	**0.41 – 0.56**	Non
Italy (2005)[4]	**0.45 – 0.49**	Between 25-60 MW per year on small systems
Portugal (2005)	**0.32 – 0.44**	150 MW per year on small systems
Spain (2005)[5]	**0.22 – 0.42**	Non
France (2006)[1]	**0.30 – 0.40***	Non
Greece (2006)[3]	**0.40 – 0.50**	Non

* +15-20 EUR/kWh for building integrated technologies

[1] http://www.legifrance.gouv.fr/WAspad/UnTexteDeJorf?numjo=INDI0607867A. The French parliament voted in new PV feed-in tariffs on 10th July 2006

[2] http://www.bmu.de. Renewable Energy Act (Erneuerbare-Energien-Gesetz (EEG)), new tarrifs came into effect January 1, 2004.

[3] http://www.helapco.gr/index_en.html. The Greek Parliament approved on June 7, 2006.

[4] http://www.grtn.it/eng/index.asp. A new law in Italy in August 2005 set feed-in tariffs.

[5] http://www.appa.es. The Royal Decree passed in March 2004 and the New Renewable Energy Plan approved on August 26, 2005.


REC

REC Group

3rd quarter presentation

2010 - growth ambition (in PV value chain)

Polysilicon | Wafers | Cells | Modules

Capacity expansions

6,500 MT (~810 MW) Granular material

1,000 MT (~125 MW)

6,000 MT (~750 MW)

~1,110 MW expansion

~100 MW

~200 MW

~280 MW

~885 MW expansions to be filled

180 MW

45 MW

55 MW

45 MW

~580 MW allocated to cell customers

1,450 MT allocated to EverQ expansion (33.3% owned)

Additional revenue and profit growth contributed by increased silane gas sales

REC

REC Group

2010 – cost ambition



REC cost reduction targets
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
Feedstock
Wafer
Cell
Module
World Class 2005 1
REC 2010 Ambition2
Source: REC

- REC targets ~50 % unit cost reduction compared to 2005 world class manufacturing
- To be achieved by the following step changes:



Productivity improvements, thinner wafers & higher ingot quality

New module technology & productivity improvement

Note 1: Cost structure measured as cost per watt of modules, based on world class manufacturing 2005

Note 2: Cost structure measured as cost per watt of modules, relative to 2005 level





Welcome back
Capital Markets Day – 22 November 2006
4th quarter 2006 – 13 February 2006

Financial Review

Shareholding in REC, top 15 (per October 16, 2006)

3rd quarter presentation

Shareholder	Shares	Holding
GOOD ENERGIES INVESTMENTS B.V. N/A	169,801,900	34.36 %
ELKEM AS	115,935,300	23.46 %
HAFSLUND VENTURE AS	105,411,520	21.33 %
ORKLA ASA	20,000,000	4.05 %
STATE STREET BANK & TRUST CO.	14,331,298	2.90 %
SUMITOMO CORPORATION	7,462,000	1.51 %
JPMORGAN CHASE BANK	4,164,200	0.84 %
BROWN BROTHERS HARRIMAN & CO	3,346,775	0.68 %
FIDELITY FUNDS	3,288,900	0.67 %
UBS AG, LONDON BRANCH	2,910,227	0.59 %
REBELIJO INVEST	2,777,720	0.56 %
STATE STREET BANK & TRUST CO.	2,119,048	0.43 %
FOLKETRYGDFONDET	1,951,000	0.39 %
FIDELITY BLUE CHIP GROWTH FUND	1,789,700	0.36 %
VITAL FORSIKRING ASA(OMLØP)	1,582,240	0.32 %
OTHER	37,273,798	7.54 %
TOTAL	494,145,628	100%




REC


REC

Third quarter 2006

October 25
2006

REC is a significant player in the international solar energy industry, well positioned both upstream and downstream in the industry value chain.

REC Silicon

REC Wafer

REC Solar

HIGHLIGHTS

Revenue growth of 51 percent; NOK 1,139 million versus NOK 755 million in the third quarter 2005 • EBITDA growth of 109 percent; NOK 522 million versus NOK 250 million in the third quarter 2005 • EBIT growth of 128 percent; NOK 422 million versus NOK 185 million in the third quarter 2005 • Expansion and ramp-up costs of NOK 43 million versus none in the third quarter 2005 • Start-up of the new 200 MW wafer plant at Herøya • Initiated expansion projects of 180 MW within cells and 55 MW within modules • De-bottlenecking investments set to boost production in REC Silicon • Signed four major long-term contracts for REC Wafer • Finalized agreements to bring REC's ownership in EverQ to 33.3 percent

FINANCIAL REVIEW

Key Financials – REC Group

(NOK IN MILLION)	Q3 2006	Q3 2005	2005	Q2 2006
Revenues	1 139	755	2 454	1 003
EBITDA	522	250	830	387
EBITDA – margin	46 %	33 %	34 %	39 %
EBIT	422	185	601	303
EBIT – margin	37 %	25 %	25 %	30 %
Net financial items	90	-42	-78	-28
Profit/loss before tax and effect of convertible loans	512	143	523	274
Fair value/foreign exchange effect of convertible loans	0	-348	-493	-5
Profit/loss before tax	512	-205	30	270
Earnings per share, basic and diluted, in NOK	0.69	-0.50	0.01	0.40

Revenues and EBITDA

REC Group (REC) generated revenues of NOK 1,139 million in the third quarter of 2006, an increase of 51 percent compared with the NOK 755 million reported in the third quarter of 2005.

Revenues increased by 14 percent compared with the previous quarter, reflecting higher sales in all segments, primarily driven by higher production capacity in REC Solar. EBITDA of NOK 522 million in the third quarter corresponds with an EBITDA margin of 46 percent. In the third quarter 2005 EBITDA was NOK 250 million and the EBITDA margin 33 percent.

EBITDA increased by NOK 135 million, or 35 percent, from the previous quarter, and the EBITDA margin increased by seven percentage-points. Parts of the margin improvement can be explained by reversal of an inventory provision of NOK 20 million, a NOK 24 million reduction in expansion and ramp-up expenses, and a positive effect of Purchase Price Allocation (PPA) of NOK 9 million (see separate section below). In the second quarter 2006, the EBITDA margin was also negatively affected by scheduled maintenance shutdown in the polysilicon production plants.

Adjusted for these effects the EBITDA margin was slightly higher than the previous quarter.

Expansion and ramp-up expenses before depreciation of NOK 36 million in the third quarter, were primarily attributable to the new wafer plant at Herøya. Including depreciation, total expansions and ramp-up expenses amounted to NOK 43 million in the third quarter. These expenses are expected to decline further in the fourth quarter.

Depreciation, amortization and impairment

Depreciation, amortization and impairment were NOK 100 million in the third quarter 2006, an increase from NOK 64 million in the third quarter 2005 and from NOK 84 million in the second quarter 2006. The increases are primarily due to increased capital expenditure and effects of acquisitions. As from July 2006, REC has started to depreciate the new production assets at Herøya.

Operating profit (EBIT)

Reflecting the revenue increase and the EBITDA margin improvement, EBIT of NOK 422 million corresponds with an EBIT margin of 37 percent in the third quarter. EBIT increased by 128 percent from the third quarter 2005, and the margin improved by 12 percentage-points. EBIT also increased by 39 percent, and the EBIT margin by seven percentage-points, from the previous quarter.

Financial items

The improvement in net financial items primarily reflects interests on proceeds from the IPO share issue in May, conversion of convertible loans and positive effects of changes in exchange rates, particularly the weakening of NOK against USD and EUR.

In the second quarter 2006, REC entered into various currency contracts for the

FINANCIAL ITEMS - REC Group

(NOK IN MILLION)	Q3 2006	Q3 2005	2005	Q2 2006
Share of loss of associates	-4	-2	-7	-3
Financial income	60	1	6	32
Financial expenses	-36	-49	-147	-29
Net currency gains – losses*	71	7	69	-28
Net financial items	90	-42	-78	-28

* Including change in fair value of financial instruments excluding convertible loans

purchase of USD 200 million to secure the exchange rate for parts of the investment in the new polysilicon plant in Moses Lake.

Convertible loans

The negative effect of changes in fair value and foreign exchange for convertible loans amounted to NOK 0.4 million. The corresponding negative effect was NOK 348 million in the third quarter 2005 and NOK 5 million in the second quarter 2006. At September 30, only USD 51,000 (0.04 percent) was outstanding of a foreign currency convertible loan of USD 140 million issued in July 2005. This remaining amount will be converted in the fourth quarter 2006.

Profit before tax

Profit before tax was NOK 512 million in the third quarter 2006, compared with a loss of NOK 205 million in the third quarter 2005 and a profit of NOK 270 million in the second quarter 2006.

Adjusted for the effect of the changes in fair value and foreign exchange of convertible loans, profit before tax was NOK 143 million in the third quarter 2005 and NOK 274 million in the second quarter 2006.

Income Tax

Calculated tax is based on an estimated effective tax rate of 28 percent in the Scandinavian operations and 37 percent in the US operations.

Adjusted for the effect of the convertible loans, the estimated combined effective tax rate was approximately 32 percent as of the third quarter. The income tax reported for the second quarter has been adjusted accordingly. The actual effective tax rates for 2006 may deviate from the estimated rates.

Profit after tax

The profit after tax was NOK 343 million in the third quarter 2006, compared with a loss of NOK 151 million in the third quarter 2005 and a profit of NOK 185 million in the second quarter 2006. Earnings per share increased to NOK 0.69 for the quarter which represents an increase of NOK 0.29 compared with the second quarter of 2006.

Purchase Price Allocation (PPA)

The PPA for the acquisitions of Advanced Silicon Materials LLC (ASIMI) and Solar Grade Silicon LLC (SGS) on August 1, 2005, were finalized in the third quarter. As a result, REC incurred a one time accumulated adjustment to profit before tax of NOK 5 million.

Adjustments of the PPA resulted in a NOK 9 million increase in revenues and EBITDA, and an increase in EBIT of NOK 2 million. The coming quarters will also be positively affected.

OPERATIONAL REVIEW

Market development

During the third quarter, France and Greece improved their photovoltaic (PV) funding incentive programs, whereas the passing of the 'Million Solar Roofs' bill was the main event in the US.

In France, new tariffs for solar energy were increased from EUR 0.15/kWh to EUR 0.55/kWh for building-integrated PV and EUR 0.30/kWh for other grid-connected PV systems. In Greece, feed-in tariffs were guaranteed at EUR 0.40-0.50/kWh for 20 years in the new Renewable Energy Sources legislation.

On August 21 the 'Million Solar Roofs' bill in California was signed, which confirmes the USD 3.2 billion rebate fund in the California Solar Initiative which was established by the Public Utilities Commission in January. Separately, the US Department of Energy in June announced a USD 170 million three-year program for cost-shared, public-private partnerships to advance solar energy technology. Solar power incentive programs have also progressed in Hawaii, Florida, Colorado, Arizona, Vermont and Texas.

REC Silicon

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs approximately 500 people. Ground has been broken for a third plant, which doubles REC Silicon's capacity for polysilicon and silane gas production by the second half of 2008.

REC Silicon reported revenues of NOK 539 million in the third quarter 2006, an increase of 56 percent from the third quarter 2005, and three percent above the second quarter 2006.

Adjusting for the effect of the acquisitions of ASIMI and the increased stake in SGS on August 1, 2005, the organic revenue growth was approximately 30 percent from the third quarter 2005.

Production of polysilicon was 1,462 MT, 11 percent above the second quarter, which typically is the lowest production quarter due to scheduled maintenance shutdowns. Revenues increased less than production, due to inventory reductions in the previous quarter. Compared with the third quarter last year and adjusted for the acquisition of ASIMI and the increased stake in SGS, production volume of polysilicon was approximately 8 percent higher in the third quarter 2006. 33 percent of products (i.e. revenues) in the third quarter were sold to REC Wafer at market prices.

REC Silicon more than doubled the EBITDA from NOK 135 million in the third quarter 2005 to NOK 295 million. This is also 43 percent above the previous quarter. The EBITDA margin of 55 percent compares with 39 percent both in the third quarter 2005 and in the second quarter 2006.

FINANCIAL HIGHLIGHTS - REC Silicon

(NOK IN MILLION)	Q3 2006	Q3 2005	2005	Q2 2006
Revenues	539	346	1 018	525
EBITDA	295	135	413	207
EBITDA – margin	55 %	39 %	41 %	39 %

EBITDA in the third quarter was positively impacted by reversal of an inventory provision of NOK 20 million and finalization of PPA which resulted in a positive effect of NOK 9 million. Compared with the previous quarter, expenses related to the development of the FBR technology and the expansion project were reduced. In the second quarter 2006, margins were also negatively affected by scheduled maintenance shutdowns.

Costs related to the construction of the new plant for production of granular polysilicon have been capitalized since the investment was approved on May 23, 2006.

In September, REC decided to invest USD 50 million to further increase the production at the existing polysilicon plant in Butte. he de-bottlenecking program is expected to increase the production of silane gas by 2,000 MT with effect from the first quarter of 2008. Two thirds will be converted into 1,000 MT polysilicon and the remaining one third will be sold as silane gas. This investment will also drive significant productivity improvements and lower energy consumption in the polysilicon production process, which will reduce total cost per kilogram produced at the Butte plant by almost 20 percent.

Already approved expansion plans will more than double REC Silicon's current polysilicon production. When the new plant and the de-bottlenecking of existing facilities have been completed, REC Silicon expects total annual polysilicon capacity to reach 13,500 MT, of which 6,500 MT is expected to be in granular form. The total annual silane gas capacity expects to be close to 20,000 MT. REC Silicon will continue to support the growth of the integrated circuit (IC), thin-film transistor liquid crystal display (TFT LCD) and photovoltaic industries by marketing the excess silane gas.

REC Wafer

REC Wafer produces multicrystalline wafers for the solar cell industry at two production facilities in Glomfjord and at Herøya in Norway, as well as monocrystalline ingots for wafer production at a separate plant in Glomfjord. REC Wafer employs approximately 550 people.

REC Wafer reported revenues of NOK 612 million in the third quarter 2006, an increase of 35 percent compared with the third quarter 2005 and 11 percent above the second quarter 2006. The year on year revenue growth primarily reflects productivity improvements and increased prices.

REC Wafer's production was 76 MW in the third quarter, an increase of 23 percent compared with the third quarter 2005, and 10 percent above the second quarter 2006. Unit costs (in the established operations) continued to decline due to higher operational efficiency and improved utilization of polysilicon feedstock, driven by reduced wafer thickness and increased production yield. The existing plant at Herøya has completed the transition to 200 μm wafers. The plant in Glomfjord is expected to complete the transition to 200 μm wafer by the end of the year as an increasing number of customers are in position to receive thinner wafers.

EBITDA was NOK 192 million in the third quarter, which was NOK 68 million or 55 percent above the third quarter 2005. EBITDA increased by NOK 22 million or 13 percent from the second quarter 2006. Ramp-up expenses increased by NOK 14 million to NOK 32 million from the previous quarter, and the EBITDA margin increased by 3 percentage points adjusted for these expenses. The ramp-up expenses primarily relate to early hiring and training of new personnel prior to start of commercial production.

Commercial production at the new wafer plant at Herøya commenced in the middle of September, and will gradually increase over the next 9-12 months. With a design capacity of close to 200 MW, the new plant is the world largest wafer plant and proves REC's commitment to utilize high-efficiency manufacturing concepts. During the early phase of the production ramp-up, revenues from the new plant will not entirety offset operating expenses, consequently resulting in a projected negative effect of approximately NOK 30 million in the fourth quarter.

REC Wafer is also expanding capacity at the wafer plant in Glomfjord by 100 MW. This investment program is rolled out in phases over a two-year period. The company expects to have installed the first 40 MW of increased capacity by the end of this year, with production ramp-up finalized during 2007. The remaining 60 MW will be ramped-up through 2008 and 2009, as additional polysilicon becomes available and customers convert to thinner wafers.

During the quarter, REC Wafer entered into two major long-term supply contracts. In July, a five-year supply contract was signed with Motech Industries of Taiwan and in September, a similar six-year contract was entered into with Sumitomo Corporation of Japan for deliveries to Sharp. After closing of the quarter, REC Wafer signed two new contracts. A six-year contract with BP Solar worth approximately NOK 2.7 billion, and a five-year contract with Sumitomo Corporation for the supply of wafers to Suntech in China, worth approximately NOK 1.2 billion. All four contracts have the same take-or-pay structure. Collectively, the contracts represent approximately 35 percent of the production capacity of REC Wafer when current ongoing capacity ramp-up has been completed, and are expected to generate revenues of approximately NOK 9 billion over the next six years.

REC Solar

REC Solar produces solar cells at REC ScanCell in Narvik, Norway and solar cell modules at REC ScanModule in Glava, Sweden. REC Solar employs 260 people.

REC Solar reported revenues of NOK 273 million in the third quarter of 2006, an increase of 158 percent compared with the third quarter 2005 and 52 percent above the second quarter 2006.

FINANCIAL HIGHLIGHTS - REC Wafer

(NOK IN MILLION)	Q3 2006	Q3 2005	2005	Q2 2006
Revenues	612	455	1 596	552
EBITDA	192	124	417	170
EBITDA - margin	31 %	27 %	26 %	31 %

FINANCIAL HIGHLIGHTS - REC Solar

(NOK IN MILLION)	Q3 2006	Q3 2005	2005	Q2 2006
Revenues	273	106	404	180
EBITDA	65	20	86	32
EBITDA - margin	24 %	19 %	21 %	18 %

Production volume for cells and modules increased to 10 MW and 9 MW respectively in the third quarter, an increase from 5 MW and 4 MW in the third quarter 2005. Revenues increased more than production output due to inventory reductions during third quarter 2006. The strong year-on-year production increase reflects the capacity expansions both in the cells and module businesses over the past year. Equipment installations were completed during the second quarter 2006, and production increased to full capacity in the third quarter 2006.

REC Solar reported an EBITDA of NOK 65 million in the third quarter, which was more than a tripling from NOK 20 million in the third quarter last year and a doubling from NOK 32 million in the second quarter 2006. EBITDA margin increased to 24 percent which reflects improved operational efficiency and economies of scale.

REC Solar had only limited capacity expansion expenses in the third quarter and do not expect to incur further such expenses in the fourth quarter.

In September, REC approved a NOK 800 million capital expenditure program designed to increase REC Solar's cell production from 45 MW to 225 MW and the solar module production from 45 MW to 100 MW within 2008. The expansion projects will be based on extensions of the existing cell plant in Narvik and the module plant in Glava. Implementation of new technology will also enable further automation of the existing production.

At current price levels (Source: Solar Annual 2006), annualized revenues from the additional production are estimated at approximately NOK 3.7 billion for cells and NOK 1.5 billion for solar modules. Under the same assumptions, the net effect on REC Solar's revenues would represent an increase of close to NOK 4.1 billion.

The downstream expansion represents an important step to further implement REC's integrated business model strategy. Growing REC's cell and module business will leverage the company's strong position in polysilicon and wafers, and to further capture more of the value creation in the sector.

Elimination

REC eliminated a total of NOK 286 million in internal revenue and NOK 4 million in internal profit in the third quarter 2006. Comparable figures for the third quarter 2005 were NOK 153 million and NOK 18 million, respectively, and NOK 255 million and NOK 0 million, respectively, in the second quarter 2006.

Research and Development (R&D)

REC incurred R&D expenses of NOK 22 million in the third quarter 2006. R&D expenses were NOK 16 million in the third quarter last year and NOK 21 million in the second quarter 2006.

Increased R&D expenses relate to continuous development of next generation production technologies designed to lower silicon cost, enhance quality while reducing wafer thickness, improve cell and module efficiency and lower production costs across all segments.

Associated companies and Joint Ventures

The agreement to increase the stake in EverQ GmbH from 15 percent to 33.3 percent has been finalized and REC will become an equal partner with Evergreen Solar Inc. and Q-Cells AG subsequent to approval from the German authorities. REC will pay USD 49 million for the additional shares in EverQ. As part of the agreement, REC will supply EverQ with additional 7,400 MT of granular polysilicon over seven years. REC will receive a USD 42 million sign-on fee as well as pre-payment of USD 45 million relating to the supply agreement. REC and Q-Cells will also supply EverQ with 150 MT each in 2007/2008 to facilitate the expansion of the EverQ 2 plant.

EverQ first started commercial shipments of solar modules in April 2006, and the production in September 2006 has already reached more than 90 % of the design capacity of 30 MW per annum. The production rate is continuing to grow, and it is expected that the actual production will exceed the design capacity in the second quarter 2007. On October 2, EverQ laid the cornerstone of a new 60 MW facility which will triple the production capacity of EverQ. The new plant is expected to start test production already in April 2007. The majority of the production volumes for the 90 MW production capacity are already commited for sale on long-term contracts. The silicon supply agreement with REC will enable EverQ to grow towards a capacity of 300 MW by the end of the decade.

When the increase in ownership has been approved by German competition authorities, REC will proportionately consolidate its interest in EverQ. In effect, REC will include 33.3 percent of EverQ's financial statements line-by-line, whereas EverQ up till now has been accounted for as a financial investment at cost.

REC also holds a 23% stake in CSG Solar AG, which in the first quarter of 2006 commissioned its new plant for manufacturing of microcrystalline thin-film solar modules based on silane gas. Production commenced during the second quarter but malfunctioning of production equipment has hampered ramp-up. CSG Solar AG is working with their suppliers to solve the issues and aims for a production rate exceeding 5 MW by the end of the year and 20 MW in the second half of 2007.

BALANCE SHEET AND CASH FLOW

REC refinanced the entire Group in the first quarter of the year and in May received NOK 6.8 billion in net proceeds from the share issue in connection with the IPO. In addition, paid-in equity has increased compared to year end 2005 due to conversion of the convertible loans.

In the third quarter, net cash flow from operations was NOK 293 million, compared with NOK 161 million in the third quarter 2005. Net cash flow from investing activities was a negative NOK 293 million, compared with a negative NOK 2,033 million in the third quarter 2005. This primarily reflects the expansions in REC Wafer at both Herøya and Glomfjord and engineering and construction of the new polysilicon plant in REC Silicon in the third quarter 2006, whereas third quarter 2005 reflects the acquisitions of ASiMI and SGS. Net cash flow from financing activities was a negative NOK 144 million, compared with a positive NOK 2,052 million in the third quarter 2005.

At the end of the third quarter 2006, REC held NOK 7.3 billion in net cash and cash equivalents and NOK 3.5 billion in un-drawn credit facilities, which provides ample funding for all planned and approved capacity expansions.

The PPA for the acquisitions of ASIMI and SGS was finalized in the third quarter. Total assets increased by approximately NOK 255 million, primarily due to recognition of intangible assets. Equity was reduced by approximately NOK 25 million due to the revaluation of net assets for the 70 percent of SGS that REC owned prior to the business combination. Comparative figures for previous quarters have been adjusted.

OUTLOOK

Photovoltaics (PV) solar power has the potential of becoming a highly viable alternative power source to fill the world's long-term needs for affordable and clean energy. Based on REC's strong position across the PV value

chain and its ongoing expansion initiatives, REC maintains high growth ambitions going forward for all three business segments. Through REC's investments in joint venture and associated companies, with complementary as well as alternative technologies, REC broadens its technology platform and creates additional growth opportunities beyond its organic focus. REC is therefore well positioned to take advantage of the growth opportunities that will arise in the solar energy sector and to further build a world leading position in this field.

Høvik, October 24, 2006
Board of Directors

About REC:

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for Photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs approximately 1,250 people. For further information on the company, please refer to www.recgroup.com

For more information, please contact;

For more information, please contact;

Erik Thorsen,
President & CEO,
+47 90 75 66 85

Bjørn Brenna,
EVP & CFO,
+47 900 43 186

Jon André Løkke,
SVP & Investor Relation Officer,
+47 67 81 52 65

Income Statement – REC Group

(NOK IN THOUSAND)	Q3 2006	Q3 2005	30.09.2006	30.09.2005	YEAR 2005
Revenues	1 139 411	755 487	3 014 340	1 596 961	2 453 916
Raw materials and consumables used	-230 810	-190 497	-546 328	-489 868	-620 903
Changes in inventories of finished goods and work in progress	-1 619	-20 678	8 809	-14 972	4 477
Employee compensation and benefit expense	-185 214	-131 037	-518 284	-299 706	-409 854
Other operating expenses	-199 310	-163 468	-669 866	-326 518	-597 455
Earnings before financial items, taxes, depreciation and amortization (EBITDA)	522 458	249 807	1 288 671	465 897	830 181
Amortization of intangible assets	-13 951	-4 434	-27 409	-6 534	-13 648
Impairment of tangible assets	-369	494	-7 763	-9 522	-13 733
Depreciation of tangible assets	-86 174	-60 488	-230 688	-123 230	-201 353
Earnings before financial items and taxes (EBIT)	421 964	185 379	1 022 811	326 611	601 447
Share of loss of associates	-4 484	-2 144	-11 311	-4 354	-7 052
Financial income	60 173	1 235	96 763	1 889	6 261
Financial expenses	-36 032	-48 571	-119 992	-75 026	-146 784
Net currency gains – losses (including change in fair value of financial instruments)	70 620	7 211	41 582	40 576	69 248
Profit/(loss) before tax and effect on convertible loans	512 241	143 110	1 029 853	289 696	523 120
Fair value/foreign exchange effect on convertible loans	-364	-347 755	-796 088	-522 515	-493 037
Profit/(loss) before tax	511 877	-204 645	233 765	-232 819	30 083
Income tax expense	-168 887	53 936	-111 513	59 381	-26 160
Profit/(loss) for the year	342 990	-150 709	122 252	-173 438	3 923
Attributable to:					
Equity holders of the Company	342 990	-150 709	122 252	-173 438	3 923
	342 990	-150 709	122 252	-173 438	3 923
Earnings per share for profit attributable to the equity holders of the company (in NOK per share)					
Basic earnings per share	0.69	-0.50	0.29	-0.58	0.01
Diluted earnings per share	0.69	-0.50	0.29	-0.58	0.01
Basic earnings per share adjusted for effect on convertible loans*	0.69	0.42	1.68	0.79	1.38
Diluted earnings per share adjusted for effect on convertible loans*	0.69	0.42	1.68	0.79	1.38

*Excluding fair value/foreign exchange effects and interest expense on convertible loans, net of tax (28%), using the same weighted average number of shares as in the calculation above

Balance sheet – REC Group

(NOK IN THOUSAND)	30.09.2006	30.09.2005*	31.12.2005*
ASSETS			
Non-current assets			
Goodwill	623 711	625 252	634 945
Other intangible assets	195 088	257 338	259 256
Intangible assets	818 799	882 590	894 201
Land and buildings	1 490 491	827 482	741 884
Machinery and equipment	2 243 748	2 170 965	2 344 726
Other tangible assets	361 087	302 585	274 594
Property, plant and equipment	4 095 326	3 301 032	3 361 204
Investments in associates	46 839	46 979	58 150
Investments in shares	38 171	585	38 170
Other long-term receivables	42 720	32 135	37 468
Financial assets	127 730	79 699	133 788
Deferred tax assets	0	239 756	188 229
Total non-current assets	5 041 855	4 503 077	4 577 422
Current assets			
Inventories	459 071	313 556	347 517
Trade receivables	670 354	368 371	364 723
Other receivables	495 122	-12 270	521 400
Cash and cash equivalents	7 255 087	493 836	513 962
Total current assets	8 879 634	1 163 493	1 747 602
Total assets	13 921 489	5 666 570	6 325 024
EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	507 275	333 819	304 319
Treasury shares	0	0	-225
Share premium	8 591 143	859 262	790 987
Paid-in capital	9 098 418	1 193 081	1 095 081
Other equity and retained earnings	1 046 219	55 64 3	158 931
Profit/(loss) for the period	122 251	-173 439	3 923
Other equity and retained earnings	1 168 470	-117 796	162 854
Total shareholders' equity		1 075 285	1 257 935
Non-current liabilities			
Retirement benefit obligations	131 246	156 693	115 063
Deferred tax liabilities	121 206	83 647	104 650
Medium/ and long-term loans, interest bearing	2 402 956	1 446 641	2 054 613
Provisions and other liabilities	167 681	217 771	221 176
Total non-current liabilities	2 823 089	1 904 752	2 495 502
Current liabilities			
Trade payables	317 733	211 051	257 600
Tax payables	45 627	26 240	17 386
Provisions, other current liabilities and charges	464 351	237 142	430 943
Convertible loans	2 665	2 075 751	1 711 428
Short-term loans, interest bearing	1 136	136 349	154 230
Total current liabilities	831 512	2 686 533	2 571 587
Total liabilities	3 654 601	4 591 285	5 067 089
Total liabilities and equity	13 921 489	5 666 570	6 325 024

* balances have been adjusted for the final purchase allocation (PPA) of ASiMI and SGS

Statement of Cash Flow – REC Group

(NOK IN THOUSAND)	Q3 2006	Q3 2005	30.09.2006	30.09.2005	YEAR 2005
Net cash flow from operating activities	293 379	160 896	719 946	301 078	555 987
Net cash flow from investing activities	-292 506	-2 033 348	-1 069 114	-2 252 830	-2 408 250
Net cash flow from financing activities	-143 909	2 051 767	7 096 863	2 034 401	1 957 088
Net increase/decrease in cash and cash equivalents	-143 036	179 315	6 747 695	82 649	104 825
Cash and cash equivalents at beginning of the period	7 385 568	305 244	513 961	398 440	398 440
Foreign currency effect on cash and cash equivalents	12 555	9 277	-6 569	12 747	10 696
Cash and cash equivalents at end of the period	7 255 087	493 836	7 255 087	493 836	513 962

Statement of Recognized Income and Expense - REC Group

(NOK IN THOUSAND)	Q3 2006	Q3 2005	30.09.2006	30.09.2005	YEAR 2005
Actuarial losses on defined benefit pension schemes, net of tax	0	0	0	0	-22 662
Effect of SGS aqusition	0	134 117	0	134 117	134 117
Currency translation differences, net of tax	64 377	1 706	17 059	8 556	30 919
Cash flow hegdes, net of tax	-7 688	0	-65 590	0	0
Fair value effect on convertible loans, net of tax	1 782	0	931 895	-35 941	-35 941
Net income recognized directly in equity	58 471	135 823	883 364	106 732	106 433
Profit/loss for the period	342 990	-150 709	122 252	-173 438	3 923
Total recognized in equity	401 461	-14 886	1 005 616	-66 706	110 356

Quarterly information

Quarterly Information - REC Group (NOK IN MILLION)	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Revenues	1 139	1 003	872	857	755
EBITDA	522	387	380	364	250
EBITDA - margin	46 %	39 %	44 %	43 %	33 %
EBIT	422	303	298	275	185
EBIT - margin	37 %	30 %	34 %	32 %	25 %
Net financial items	90	-28	-55	-41	-42
Profit/loss before tax and effect on convertible loans	512	274	243	233	143
Fair value/foreign exchange effect on convertible loans	0	-5	-791	29	-348
Profit/loss before tax	512	270	-548	263	-205
Earnings per share, basic and diluted, in NOK	0.69	0.40	-1.30	0.58	-0.50

Quarterly Information - REC Silicon (NOK IN MILLION)	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Revenues	539	525	521	503	346
EBITDA	295	207	242	238	135
EBITDA - margin	55 %	39 %	46 %	47 %	39 %

Quarterly Information - REC Wafer (NOK IN MILLION)	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Revenues	612	552	502	462	455
EBITDA	192	170	168	131	124
EBITDA - margin	31 %	31 %	33 %	28 %	27 %

Quarterly Information - REC Solar (NOK IN MILLION)	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Revenues	273	180	120	108	106
EBITDA	65	32	17	25	20
EBITDA - margin	24 %	18 %	14 %	23 %	19 %

Statement of compliance

These condensed consolidated interim accounts have been prepared in accordance with IAS 34. Refer to separate reports for the first and second quarters for further information on these quarters. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated financial statement of the Group as at and for the year end December 31, 2005. The Group financial statement as at December 31, 2005 are available upon request from the Company's registered office at Høvik or at www.recgroup.com

Accounting policies

The Group have used the same accounting policies and standards as in the Group's financial statement as at December 31, 2005.

It's readily available. It's clean. It's almost infinite. Every day, the sun gives us more than 10 000 times the energy the whole world consumes. This is why solar energy is destined to play a key role in securing the world's future need for clean energy. REC's ambition is to grow on this enormous potential and remain a leader in the fast-growing market for solar energy.

REC

Renewable Energy Corporation ASA
Veritasveien 14
Postboks 280
N-1323 Høvik
Norway
Tel: +47 67 81 52 50
Fax: +47 67 81 52 01

Item 4

OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 25
Fra: 01.01.:
Meldingstype: DELÅRSRESULTAT
Til: 15.11.:

25.10.06 08:27 Marked=OB REC **3RD QUARTER 2006** delårsresultat 417K 4875K

Oslo, October 25, 2006: Renewable Energy Corporation ASA (REC) reported revenues of NOK 1,139 million in the third quarter 2006, an increase of 51 percent from the NOK 755 million reported in the third quarter 2005.

Please see the attachments on www.newsweb.no

Earnings before interest, taxes, depreciation and amortization (EBITDA) was NOK 522 million in the third quarter 2006, compared with NOK 250 million in the third quarter 2005. The EBITDA margin was 46 percent, compared with 33 percent in the same quarter last year. The operating profit (EBIT) was NOK 422 million in the third quarter, compared with NOK 185 million, and the EBIT margin increased to 37 percent from 25 percent in the same quarter last year.

Profit before tax was NOK 512 million in the third quarter 2006, compared with a loss of NOK 205 million in the third quarter 2005. Adjusted for changes in fair value assessment of foreign exchange of convertible loans, the profit before tax was NOK 143 million in the third quarter last year.

Earnings per share were NOK 0.69 in the third quarter 2006, compared with NOK -0.5 in the third quarter 2005, on both a basic and diluted basis.

Item 5

OSLO BØRS NewsWeb

Ticker: REC

Ant meldinger: 25

Fra: 01.01.

Meldingstype: BØRSPAUSE

Til: 15.11.

24.10.06 13:40 Marked=OB REC **OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by REC. Matching halt to end. There will be a pre-trading session (CLIN) until 13:45.

Item 6

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 25 Fra: 01.01.
Meldingstype: AVTALER Til: 15.11.

24.10.06 13:38 Marked=OB REC **REC SECURES A NOK 1.2 BILLION CONTRACT WITH SUNTECH** avtaler

---

REC has entered into a long-term agreement for the supply of multi-crystalline silicon wafers to Suntech, one of the largest and fastest growing solar cell and module manufacturers in the world. Under the agreement, REC will deliver wafers to Suntech worth approx. NOK 1.2 billion over the next 5 years.

REC, the world`s largest manufacturer of multicrystalline silicon wafers for solar cells, has signed a long-term agreement with Sumitomo Corporation for the supply of wafers to Suntech Power Holdings Co., Ltd. The 5-year agreement, which is structured as a take-or-pay contract with a pre-determined price decrease on an annual basis, has a value of approx. NOK 1.2 billion (USD 180 million). Delivery of wafers under the new agreement starts from the first quarter 2007.

Sumitomo Corporation, with whom REC has had a long standing business relationship, will act as REC`s commercial representative towards Suntech.

`This is the fourth long term agreement on wafers that REC has entered into since summer this year. Suntech, which is one of the fastest growing solar cell and module companies in the world, will become a new valuable strategic customer of REC, and this agreement further cements REC`s position as the leading manufacturer of multicrystalline silicon wafers and strengthen our platform for further growth `, says Erik Thorsen, President & CEO of REC ASA.

Suntech, based in Wuxi outside Shanghai, China, is a leading solar energy company in the world measured by production volume of solar cells. Production capacity is expected to reach 270 MW by the end of 2006. Suntech is listed on the New York Stock Exchange.

`With this agreement we continue to broaden our customer base and we expect the agreement with Suntech to bring our products into new markets and applications`, says John Andersen, Jr., Executive Vice President Wafers of REC ASA.

Including ongoing expansion projects, REC will double its current wafer production capacity to approx. 600 MW. As additional polysilicon becomes available from the expansion projects in REC Silicon, the contract portfolio of REC now forms the basis for further wafer expansion projects going forward.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and

solar modules. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please also see www.recgroup.com

About Sumitomo Corporation

Sumitomo Corporation engages in diverse business activities through its worldwide network. These include various domestic and overseas transactions and import and export of a wide range of goods and commodities, and also providing a wide range of services and investing in fields such as metals, transportation and construction systems, machinery and electricity, media, electronics and network, chemicals, mineral resources and energy, consumer goods and services, materials and real estate, and finance and logistics. Please also see www.sumitomocorp.jp

About Suntech

Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech's customers are located in various markets worldwide, including Germany, Spain, China and the United States. Suntech is listed on the New York Stock Exchange (NYSE: STP). Please also see www.suntech-power.com.

For further information please contact:

Erik Thorsen, President & CEO; +47 907 56 685
John Andersen Jr., Executive Vice President Wafers; +47 90 17 40 80
Jon Andre Løkke, SVP & Investor Relations Officer; +47 67 81 52 65

Item 7

OSLO BØRS NewsWeb

Ticker: REC

Ant meldinger: 25

Fra: 01.01.

Meldingstype: BØRSPAUSE

Til: 15.11.

24.10.06 13:38 Marked=OB REC **OSLO BØRS - MATCHING HALT** børspause

Oslo Børs has received an announcement from REC, and a matching halt has been imposed until publication.

Item 8

OSLO BØRS NewsWeb

Ticker: REC

Ant meldinger: 25

Fra: 01.01.:

Meldingstype: BØRSPAUSE

Til: 15.11.:

20.10.06 12:32 Marked=OB REC **OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by REC. Matching halt to end. There will be a pre-trading session (CLIN) until 12:37.

Item 9

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 25 Fra: 01.01.:
Meldingstype: RESULTATUTSIKTER Til: 15.11.:

20.10.06 12:30 Marked=OB REC REC'S Q3 FINANCIALS - ABOVE MARKET CONSENSUS resultatutsikter

Høvik, October 20, 2006.

REC has decided to announce preliminary key financials for third quarter 2006, as market consensus estimates significantly deviates from the REC Group's preliminary third quarter financials.

Approximate key financials for the REC Group in third quarter 2006 were:

Quarterly information - REC Group

(NOK IN MILLION)	Q3 2006
Revenues	1 140
EBITDA	520
EBIT	420
Profit/loss before tax	510

EBITDA and operating earnings was positively affected by approximately NOK 30 million in non-recurring, one time items.

REC will release its third quarter results for 2006 on Wednesday October 25, 2006 at 08:00 AM CET. The presentation will take place at the Vika Atrium Conference Center, Munkedamsveien 45, Oslo. The presentation will also be broadcasted live over the Internet and through a conference call. Please view www.recgroup.com for more details.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please also see www.recgroup.com

Item 10

OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 25
Fra: 01.01.:
Meldingstype: BØRSPAUSE
Til: 15.11.:

20.10.06 12:28 Marked=OB REC OSLO BØRS - MATCHING HALT børspause

Oslo Børs has received an announcement from REC, and a matching halt has been imposed until publication.

Item 11

19.10.06 08:30 Marked=OB **REC SECURES A NOK 2.7 BILLION WAFER CONTRACT WITH BP SOLAR** avtaler

Høvik, October 18, 2006

REC has entered into its third long-term sales agreement on multicrystalline silicon wafers since summer this year. Under the new agreement with BP Solar, one of the world largest solar companies, REC will deliver wafers worth approx. NOK 2.7 billion over the next 6 years. The total value of the three announced agreements accumulates to approx. NOK 8 billion.

REC's subsidiary REC ScanWafer, which is the world's largest manufacturer of multicrystalline silicon wafers for solar cell production, has signed a long-term sales agreement with BP Solar. The agreement, which is structured as a take-or-pay contract, has a base value of approx. NOK 2.7 billion. In addition, BP Solar has an option to purchase additional wafers with a total value of approx. NOK 200 mill during the four last years of the agreement.

`By entering into a long-term supply agreement with a reputable company like BP Solar we continue to build a robust platform for further growth in multicrystalline wafers`, says Erik Thorsen, President and CEO of REC ASA.

BP Solar manufactures, designs, markets and installs quality solar electric systems for a wide range of applications in the residential, commercial and industrial sectors. With over 2200 employees and installations in over 160 countries, BP Solar is one of the world's largest solar companies. BP Solar has manufacturing facilities in the US, Spain, India, China and Australia.

`This agreement is another proof point for BP Solar's commitment to growth as we continue our efforts to expand capacities world wide to meet strong customer demand`, says Lee Edwards BP Solar CEO.

`We are pleased that our long-standing relationship with BP Solar has materialized in the form of a significant sales agreement and we look forward to our continued cooperation in the years to come `, says John Andersen, Jr., Executive Vice President Wafers of REC ASA.

Including ongoing expansion projects, REC will double its current wafer production capacity to approx. 600 MW. As additional polysilicon becomes available from the expansion projects in REC Silicon, the contract portfolio of REC now forms the basis for further wafer expansion projects going forward.

About BP Solar

BP Solar is a global company with over 2200 employees focused on harnessing the sun's energy to produce solar electricity. This includes the

design, manufacture and marketing of quality solar electric systems for a wide range of applications in the residential, commercial and industrial sectors. With over 30 years of experience and installations in over 160 countries, BP Solar is one of the world`s largest solar companies and has manufacturing facilities in the U.S., Spain, India, China and Australia. In 2005, BP announced plans to invest $8 billion over 10 years in a new business called BP Alternative Energy, which aims to extend significantly BP's capabilities in solar, wind power, hydrogen power and gas-fired power generation.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please also see www.recgroup.com

For further information please contact:

Erik Thorsen, President & CEO; +47 907 56 685

John Andersen Jr., Executive Vice President Wafers; +47 90 17 40 80

Jon Andre Løkke, SVP & Investor Relations Officer; +47 67 81 52 65

Item 12

12.10.06 15:13 Marked=OB **REC PRESENTATION OF THE THIRD QUARTER 2006** finansiell kalender

REC will release its third quarter results for 2006 on Wednesday October 25, 2006 at 08:00 AM CET.

On the release day, CEO Erik Thorsen of REC ASA will give a presentation of the third quarter results. Other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the Vika Atrium Conference Center, Munkedamsveien 45, Oslo.

The presentation will also be broadcasted live over the Internet, and can be accessed on www.recgroup.com and www.oslobors.no/webcast. The presentation will be held in English. REC encourages anyone not able to participate in person to use the possibility for posting questions to management over the Internet during the webcast.

It will also be possible to listen to the presentation through a conference call. Dial +47-80080119 if you are dialing from Norway or +47-23000400 if you are dialing from abroad, and tell the operator that you wish to participate in the Renewable Energy Corporation's conference call.

About REC

REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules and is gaining market share through strong growth. REC Group had revenues in 2005 of 2,454 MNOK and an operating profit of 601 MNOK. Please also see www.recgroup.com

Item 13

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 25 Fra: 01.01.: Meldingstype: FINANSIELL KALENDER Til: 15.11.:

10.10.06 14:35 Marked=OB **REC INVITATION TO REC CAPITAL MARKETS DAY 2006** finansiell kalender

Renewable Energy Corporation ASA (REC) invites you to attend REC's 2006 Capital Markets Day, on 22 November 2006 from 08:30 until 15:30 CET. The event takes place at Felix Konferansesenter, Oslo, Norway.

All of REC's management will be present the entire day. For registration please log on to www.recgroup.com.

Jon André Løkke
Senior Vice President & Investor Relation Officer
REC ASA

Item 14

OSLO BØRS NewsWeb Ticker: REC Ant meldinger: 25 Fra: 01.01.
Meldingstype: MELDEPLIKTIG HANDEL Til: 15.11.

29.09.06 15:48 Marked=OB REC **TRADE SUBJECT TO NOTIFICATION REC** meldepliktig handel

---

Orkla has today on 29 September 2006 bought 5 million shares in Renewable Energy orporation ASA (REC) at a share price of NOK 89.00. After this transaction Orkla and subsidiaries owns 135,935,300 shares in REC, which represents 27.5 % of the shares.

The reason for this notification is that Ole Enger and Roar Engeland (both Executive Vice President in Orkla) are members of the Board in REC.

Orkla ASA, 29 September 2006

Contact:
Rune Helland, Orkla Investor Relations,
Tel: +47 2254 4411

Item 15

OSLO BØRS NewsWeb

Ticker: REC | Ant meldinger: 25 | Fra: 01.01.:
Meldingstype: BØRSPAUSE | Til: 15.11.:

20.09.06 13:49 Marked=OB **REC OSLO BØRS - MATCHING HALT ENDS** børspause

See announcement issued by REC. Matching halt to end. There will be a pre-trading session (CLIN) until 13:55.

Item 16

20.09.06 13:46 Marked=OB **REC QUADRUPLES CELL AND DOUBLES MODULE REC PRODUCTION** andre børsmeldinger

Oslo, September 20, 2006: Renewable Energy Corporation (REC) has decided to more than quadruple its solar cell production and double its solar module production within 2008. Annualized revenues from the cell expansion will represent around NOK 3.7 billion, and from the module expansion, around NOK 1.5 billion at current price levels (according to Solar Annual 2006).

REC continues to strengthen its market position by increasing its activities in solar cell and solar module production. The company`s production of cells and modules will be increased from today`s 45MW level, up to a total of 225MW in cells and 100MW in modules. Both plants will continue to utilize multicrystalline wafers from REC Wafer.

`We are now taking another important step to further implement our integrated business model strategy. Growing our cell and module business will leverage our strong position in polysilicon and wafers, and thus capture more of the value generated in these businesses`, says Erik Thorsen, President and CEO of REC ASA.

Both expansion projects will be initiated immediately through extensions of the existing cell plant in Narvik, Norway, and the module plant in Glava, Sweden. The cell expansion will be undertaken in two equal steps. Ramp-up of the first step will start in Q4 2007, and the second step will start in Q2 2008. Total investment related to cell expansion will amount to approximately NOK 700 million and includes a number of important technology steps. The ramp-up of the module capacity which is expected to start Q4 2007, also includes a significant increase in automation of the existing production. Total investment related to the solar module expansion is approximately NOK 100 million. The expansions will create approximately 175 new jobs in Narvik and 20 new jobs in Glava over the next 18 months.

`REC Solar has already today the competencies and resources necessary for continued strong growth. Through further optimizing the size of our existing cell and module plants we are also ensuring that these plants have the necessary scale and competitive edge to strengthen REC`s market position going forward`, says Thor Christian Tuv, Executive Vice President Solar of REC ASA.

The expansion projects also create room for REC to subsequently introduce its own proprietary technology in both the cell and module manufacturing. With a potential to increase cell efficiency by between 1 - 2 percentage points on multicrystalline wafers, this new technology

will contribute to achieve a targeted cost reduction in cells and module manufacturing.

'We are very exited about the prospects of taking the next technology step and thereby moving further down the cost-per-watt curve. The expansions will also allow us to retrofit parts of this new technology into our existing production lines', Erik Thorsen adds.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules and is gaining market share through strong growth. REC Group had revenues in 2005 of 2,454 MNOK and an operating profit of 601 MNOK. Please also see www.recgroup.com

For more information, please contact;
Erik Thorsen, President & CEO, +47 90 75 66 85
Thor Christian Tuv, Executive Vice President Solar; +47 959 27 203
Jon Andre Løkke, SVP & Investor Relation Officer, +47 67 81 52 65

Item 17

20.09.06 13:46 Marked=OB REC **REC FURTHER INCREASES PRODUCTION OF POLYSILICON** andre børsmeldinger

Oslo, September 20, 2006: Renewable Energy Corporation (REC) has decided to invest USD 50 million to further increase polysilicon production by close to 20% through de-bottlenecking, at one of the existing plants.

REC has today decided to significantly increase the production capacity through de-bottlenecking at the existing plant in Butte, Montana, USA. Total project investments will amount to approximately USD 50 million. The project consists of both adding silane gas production capacity and modifying nearly 1/3 of the Siemens reactors installed at the plant.

`This will unlock significantly more of the potential of the Butte facility both in terms of production capacity and production cost, the plant that was taken over from Komatsu in August 2005`, says Erik Thorsen, President and CEO of REC ASA.

Polysilicon is made by converting silane gas, from the first production step, into a solid metal through Siemens reactors. From Q1 of 2008, the de-bottlenecking project is expected to increase silane gas production by around 2,000 MT and polysilicon production by approximately 1,000 MT. Around one third of the new silane gas produced will be sold as gas to the electronics-, thin film transistor-, liquid crystal displays and photovoltaic markets. By increasing throughput and reducing the cycle-time in the Siemens reactors, total cost per kilogram produced at the Butte plant can be reduced by nearly 20%.

`With this de-bottlenecking project, REC continues the quest for increased production volumes at reduced cost. REC has hereby confirmed its commitment to provide lower cost polysilicon to the photovoltaic industry and its continued support of the merchant silane gas market`, says Gøran Bye, Executive Vice President Silicon of REC ASA.

When the de-bottlenecking has been completed and the new granular polysilicon production plant is operational in 2008, REC will have total silane gas production capacity of 20,000 MT and total polysilicon production capacity of 13,500 MT. The polysilicon production will be split between 6,500 MT of granular and 7,000 MT of Siemens based material.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world's largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules and is gaining market share

through strong growth. REC Group had revenues in
2005 of 2,454 MNOK and an operating profit of
601 MNOK. Please also see www.recgroup.com

For more information, please contact;
Erik Thorsen, President & CEO, +47 90 75 66 85
Gøran Bye, Executive Vice President Silicon; +1
509 760 9265
Jon Andre Løkke, SVP & Investor Relation
Officer, +47 67 81 52 65

Item 18

OSLO BØRS NewsWeb

Ticker: REC

Ant meldinger: 25

Fra: 01.01.:

Meldingstype: BØRSPAUSE

Til: 15.11.:

20.09.06 13:45 Marked=OB REC **OSLO BØRS - MATCHING HALT** børspause

Oslo Børs has received an announcement from REC, and a matching halt has been imposed until publication.

Item 19

Summary in English

Notice from DnB NOR Bank ASA providing details of a conversion of a convertible loan in REC. DnB Bank handled the transaction on behalf of REC.

The notice reads as follows:

> "Updated share capital in Renewable Energy Corporation ASA is NOK 494,145,626 and the capital is registered as fully paid in the register center. Oslo Bors has received a transcript from official company register center. Conversion in ISIN No. 001 027776.7, USD121,523. Remaining debt after conversion USD51,727. Conversion of bonds gave 35,427 shares."

4206379_v1

Item 20

15.09.06 08:55 Marked=OB REC **NOK 3.1 BILLION CONTRACT FOR SUPPLY OF WAFERS TO SHARP** avtaler

Høvik, September 15, 2006

REC has entered into a long-term agreement with Sumitomo Corporation for the supply of multicrystalline silicon wafers to Sharp, the world`s no. 1 solar cell and module manufacturer. Under the agreement, REC will deliver wafers to Sharp worth approx. NOK 3.1 billion over the next 6 years.

REC`s subsidiary REC ScanWafer, which is the world`s largest manufacturer of multicrystalline silicon wafers for solar cell production, has signed a long-term agreement with Sumitomo Corporation for the supply of wafers to Sharp. The agreement, which is structured as a take-or-pay contract, has a value of approx. NOK 3.1 billion.

Sumitomo Corporation, with whom REC has had a long standing business relationship in polysilicon and monocrystalline wafers, will act as REC`s commercial representative towards Sharp.

`This significant sales agreement is further evidence of REC`s strong commitment to growth and we look forward to working together with Sharp to that end. We are also pleased to extend our cooperation with Sumitomo Corporation into multicrystalline wafers`, says Erik Thorsen, President and CEO of REC ASA.

Sharp is the world`s leading manufacturer of solar cells and modules. According to Photon International, Sharp`s solar cell production reached 428 MW in 2005, equivalent to a market share of 24%. This was more than 2.5 times the size of the second largest cell manufacturer. Sharp has solar cell and module manufacturing facilities in Japan and solar module manufacturing facilities in the UK and the US.

`As the leading manufacturer of multicrystalline silicon wafers we are very proud to be associated with the world`s unrivaled no.1 in solar cell manufacturing. We are convinced that our cooperation with Sharp will stimulate product development and further improve our competitive position`, says John Andersen, Jr., Executive Vice President Wafers of REC ASA.

Including ongoing expansion projects, REC will double its current wafer production capacity to approx. 600 MW. As additional polysilicon becomes available from the expansion projects in REC Silicon, the contract portfolio of REC now forms the basis for further wafer expansion projects going forward.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and

REC Wafer are the world's largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please also see www.recgroup.com

About Sumitomo Corporation
Sumitomo Corporation engages in diverse business activities through its worldwide network. These include various domestic and overseas transactions and import and export of a wide range of goods and commodities, and also providing a wide range of services and investing in fields such as metals, transportation and construction systems, machinery and electricity, media, electronics and network, chemicals, mineral resources and energy, consumer goods and services, materials and real estate, and finance and logistics. Please also see www.sumitomocorp.jp

For further information please contact:

Erik Thorsen, President & CEO; +47 907 56 685
John Andersen Jr., Executive Vice President Wafers; +47 90 17 40 80
Jon Andre Løkke, SVP & Investor Relations Officer; +47 67 81 52 65